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                                October 4, 2023

       Christopher Ian Edwards
       Chief Executive Officer
       The Flexi Group Holdings Ltd
       Wisma UOA Damansara II, Penthouse 16-1 Level 16, No. 6
       Changkat Semantan, Bukit Damansara
       50490 Kuala Lumpur, Malaysia

                                                        Re: The Flexi Group
Holdings Ltd
                                                            Amendment No. 4 to
Registration Statement on Form F-4
                                                            Filed September 29,
2023
                                                            File No. 333-269739

       Dear Christopher Ian Edwards:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 21, 2023 letter.

       Amendment No. 4 to Registration Statement on Form F-4 filed September 29, 2023

       Opinion of Marshall & Stevens, page 151

   1. We note from the revisions made in response to prior comment 1 that most of the variance in cost of sales was
due to the classification of amortization of right of use assets as operating expense in
the projections. Please explain your basis for not reflecting depreciation of right
of use assets as a component of projected cost of sales consistent with your audited
financial statements. Please also disclose that projected Cost of Sales does not reflect
amortization of right of use assets and quantify the amount included in
                                                        Total Operating Expense
for each of the periods presented.

                                                        In addition, please
provide additional clarification regarding the statement on page 166
                                                        that    Flexi continues
to believe that the Projections are still representative, in general, of
 Christopher Ian Edwards
The Flexi Group Holdings Ltd
October 4, 2023
Page 2
      Flexi   s current business operations and business plans.    Clarify what
you mean by the
      term    in general    and clarify the basis for this determination, in
particular in light of the
      material differences between actual results for fiscal years 2021 and 2022 and the projections, and the noted continued differences in operations from the assumptions made in the projections.
Material Tax Considerations, page 242

2. We note your response to prior comment 3. However, it remains unclear how counsel was able to provide a "will" opinion. Please revise as appropriate. For guidance, see Staff
      Legal Bulletin No. 19, footnote 44 and accompanying text.
General

3. Please include updated financial statements in the next amendment as required by the instructions to Item 14 of Form F-4 by its references to Item 8.A of Form 20-F.
       Please contact Paul Cline at 202-551-3851 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact
Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,
FirstName LastNameChristopher Ian Edwards
                                                             Division of
Corporation Finance
Comapany NameThe Flexi Group Holdings Ltd
                                                             Office of Real
Estate & Construction
October 4, 2023 Page 2
cc:       Christopher Haunschild
FirstName LastName